SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1 )


                          TECNOMATIX TECHNOLOGIES, LTD
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                December 15, 1998

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                  Rule13d-2(b)

                                 (CUSIP NUMBER)

1)       Name of Reporting                       Pioneer
         Person                                  Investment
                                                 Management Inc
         IRS Identification                       (a/k/a Pioneering
         No. of Above                            Management Corp.)
                                                 13-1961193

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting Power  0
         Shares
         Beneficially Owned                      (6)  Shared Voting      0
                                                 Power
         by Each Reporting
         Person With                             (7)  Sole Dispositive   0
                                                       Power

                                                 (8)  Shared             0
                                                 Dispositive
                                                        Power

9)       Aggregate Amount Beneficially           0
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     0.00%

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                  TECNOMATIX TECHNOLOGIES, LTD

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.Naftali  IdanChief Financial Officer
                  TECNOMATIX TECHNOLOGIES, LTD
                  16 Hagalim Avenue
                  Herzliya,  Isreal

Item 2(a)         Name of Person Filing.
                     Pioneering Investment Management, Inc. a/k/a Pioneering Management Corp.

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:


                    State of Delaware - Pioneer Investment Management , Inc. a/k/a Pioneering Management Corp


Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.


Item 3          The person filing this statement pursuant to Rule 13-1(b)
                Or 13d-2 is:

                (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)        Amount Beneficially Owned                                     0

(b)        Percent of Class                                              0.00%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             0

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 0

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check here:    X



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
               the Security Being Reported On By the Parent Holding Company.

               Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

               Inapplicable.

Item 9.  Notice of Dissolution of the Group.

               Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


         December 14, 1998
                  Date




         s/Robert P. Nault
         Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title